April 14, 2015

Via Email

Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3589

Email:            PosilT@SEC.GOV

Re:	Ashford Hospitality Trust, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed April 7, 2015
File No. 001-31775

Dear Ms. Posil:

Ashford Hospitality Trust, Inc. (the “Company”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 10, 2015 with respect to its Amended Preliminary Proxy Statement on Schedule 14A (File No. 001-31775) that was filed on April 7, 2015 (the “Preliminary Proxy Statement”).  On behalf of the Company, we respectfully submit the responses below to your comment letter and are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which reflects amendments made to the Preliminary Proxy Statement.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

General

1.                                      Please disclose that Unite Here intends to run a campaign to vote against all of the company’s nominees for director.

We have included the requested disclosure on page 3 of the Revised Preliminary Proxy Statement.

Response:

2.                                      Please provide the information required by Item 4(b)(3)(iii) and Item 4(b)(4) of Schedule 14A.

Response:

We acknowledge the Staff’s comment and have updated the disclosure on page 2 of the Revised Preliminary Proxy Statement to reflect the information required by Item 4(b)(3)(iii) and Item 4(b)(4) of Schedule 14A.

3.                                      Please provide all the information required by Item 5(b) of Schedule 14A.

Response:

We acknowledge the Staff’s comment and have included the requested disclosure in Appendix A to the Revised Preliminary Proxy Statement.  Appendix A contains all of the information required by Item 5(b) of Schedule 14A for each of the participants.

4.                                      We note your response to prior comment 3. Please supplementally advise us, with a view toward revised disclosure, whether the company will allow the Unite Here proposals to be considered at the annual meeting if the court denies the declaratory relief sought by the company or otherwise finds in favor of Unite Here regarding its counterclaims.

Response:

The litigation has been stayed until after the annual meeting as disclosed in the revised language on page 67.  Consequently, the Unite Here proposals will not be considered at the annual meeting as disclosed on page 67.

Proposal Number One - Election of Directors, page 5

5.                                      We note your response to prior comment 7. Please revise to refer to the Exchange Act of 1934.

Response:

We acknowledge the Staff’s comment and have updated the disclosure on page 5 of the Revised Preliminary Proxy Statement accordingly.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me or my counsel, Muriel McFarling at Andrews Kurth LLP (214-659-4461).

Very truly yours,

/s/ David A. Brooks

David A. Brooks
Chief Operating Officer, General Counsel and Secretary

Enclosures

cc:	Via Email
Mellissa Campbell Duru, Esq.
SEC

Muriel McFarling, Esq.
Andrews Kurth LLP

Richard M. Brand, Esq.
Kirkland & Ellis LLP